                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K



                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            for the transition period from __________ to __________.

                          Commission File No.: 3-37791

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:


                        CAMBREX CORPORATION SAVINGS PLAN


            B. Name of issuer of the securities held pursuant to the the plan and the address of its principal executive office:



                               CAMBREX CORPORATION
                              ONE MEADOWLANDS PLAZA
                        EAST RUTHERFORD, NEW JERSEY 07073

CAMBREX CORPORATION
SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000

CAMBREX CORPORATION SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
----------------------------------------------------------------------------

                                                                       PAGE
Report of Independent Accountants                                       1

Financial Statements:

  Statements of Net Assets Available for Benefits
   as of December 31, 2001 and 2000                                     2

  Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 2001                                 3

Notes to Financial Statements                                         4-10

Supplemental Schedule*:

  Schedule H, line 4i - Schedule of Assets (Held at End of Year)        11

Exhibits:

  Exhibit 23 - Consent of Independent Accountants


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator
of the Cambrex Corporation Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cambrex Corporation Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PRICEWATERHOUSECOOPERS LLP

June 24, 2002

CAMBREX CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
----------------------------------------------------------------------------

                                                2001             2000
Investments at Fair Value
  Non-participant Directed
    Cambrex Stock Fund                     $ 31,147,109     $ 34,035,932
    Contributions Receivable                    100,350                -
  Participant Directed
    Cambrex Stock Fund                        8,011,934       11,584,557
    Mutual Funds                             53,843,440       57,511,425
    Contributions Receivable                    210,840                -
Loans to Participants                         1,270,020        1,554,125
                                           ------------     ------------
  Net Assets Available for Benefits        $ 94,583,693     $104,686,039
                                           ============     ============

 The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
----------------------------------------------------------------------------

                                  NON-PARTICIPANT     PARTICIPANT
                                     DIRECTED          DIRECTED
                                   ------------      ------------
                                   CAMBREX STOCK     VARIOUS FUNDS      TOTAL FUNDS
                                       FUND
Additions:
Contributions
   Employee                             $     -       $ 4,720,696       $ 4,720,696
   Rollovers                                  -           307,011           307,011
   Employer                           1,766,974                 -         1,766,974
   Receivable                           100,350           210,840           311,190
                                   ------------      ------------      ------------
      Total contributions             1,867,324         5,238,547         7,105,871

Interest and dividends                  188,356         1,354,075         1,542,431
                                   ------------      ------------      ------------
      Total additions                 2,055,680         6,592,622         8,648,302

Deductions:
Net depreciation in the fair
  value of investments              (1,411,652)       (6,036,657)       (7,448,309)
Participants' withdrawals           (3,531,480)       (7,745,058)      (11,276,538)
Administrative expenses                 (1,371)          (24,430)          (25,801)
                                   ------------      ------------      ------------
      Total deductions              (4,944,503)      (13,806,145)      (18,750,648)

                                   ------------      ------------      ------------
      Net decrease                  (2,888,823)       (7,213,523)      (10,102,346)

Net assets available for
  benefits,
  Beginning of Year                  34,035,932        70,650,107       104,686,039
                                   ------------      ------------      ------------
  End of year                      $ 31,147,109      $ 63,436,584      $ 94,583,693
                                   ============      ============      ============


 The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following brief description of the Cambrex Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL

      The Plan is a defined contribution plan to provide all eligible employees of Cambrex Corporation (the "Company") and its subsidiaries a vehicle to accumulate savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was designed to enhance the existing retirement program for employees of the Company. The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (the "Trustee").

      ELIGIBILITY FOR PARTICIPATION

      Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date, as defined by the Plan document. All other employees, except those covered under a collective bargaining agreement who must bargain for the benefit, who work at least 20 hours per week or 1,000 hours per year, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service.

      CONTRIBUTIONS

      Participants may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 15%, of their compensation on a before-tax or after-tax basis. Participant contributions may not exceed the smaller of 15% of the participant's base compensation or $10,500 in 2001. The Company matches 100% of employees' contributions based on the first 3% of their compensation; an additional 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%. All Company matching is made in the form of Company common stock. Active participants who are covered by a collective bargaining agreement to which the Company is a party are not entitled to matching employer contributions unless the collective bargaining agreement specifically provides otherwise.

      INVESTMENT OPTIONS

      The Plan maintains investments in mutual funds, bond funds, U.S. Government securities and Company stock. Participants may invest their contributions, in multiples of ten percent, in one or more of the following funds:

      Cambrex Stock Fund - The fund consists primarily of Cambrex Corporation common stock with a small portion in short-term liquid investments. The fund was established to allow employees to invest in Cambrex Corporation common stock and to invest the employer match.

      Founders Growth Fund - The fund primarily invests in common stocks as well as foreign securities. The fund seeks long-term growth of capital.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

      Fidelity Magellan Fund - The fund invests primarily in common stocks seeking capital appreciation.

      Fidelity Investment Grade Bond - The fund invests primarily in U.S. dollar-denominated investment-grade bonds (those of medium and high quality) seeking to obtain a high level of current income consistent with preservation of capital.

      Fidelity Growth & Income Portfolio - The fund invests primarily in common stocks with a focus on those that pay current dividends and show potential for capital appreciation.

      Fidelity Asset Manager - The fund invests in stocks, bonds, short-term instruments and other investments seeking a high level of current income. The fund also considers the potential for capital appreciation.

      Fidelity Retirement Government Money Market Portfolio - The fund invests primarily in U.S. Government securities and repurchase agreements for those securities seeking as high a level of current income as is consistent with the security of principal and liquidity.

      Spartan US Equity Index - The fund normally invests in common stocks included in the Standard & Poor's 500 stock index. The fund seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States.

      Fidelity Short - Intermediate Government Portfolio - The fund invests primarily in U.S. Government securities and instruments related to U.S. Government securities seeking a high level of current income in a manner consistent with preserving principal.

      VESTING
      A participant's interest in the employee contributions to the Plan shall always be fully and immediately vested. A participant's interest in matching employer contributions shall be vested at a rate of twenty percent (20%) for each year of service completed. If not already fully vested under the preceding basis, participants shall be 100% vested in their matching employer contributions upon normal retirement date, permanent disability, or death. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These forfeited Company contributions are accumulated in a forfeiture account and are available to reduce subsequent Company contributions. Forfeitures for 2001 and 2000 were $162,841 and $144,694, respectively. Cumulative unused balances in the forfeiture accounts amounted to $194,164 and $541,495 at December 31, 2001 and 2000,
      respectively.

      WITHDRAWALS DURING EMPLOYMENT
      Contributing participants may make withdrawals from their after-tax account balances prior to their termination of employment by filing written requests with the Plan Administration Committee. Pre-tax contributions are available only as provided by Internal Revenue Service ("IRS") regulation.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

      DISTRIBUTION OF BENEFITS OTHER THAN WITHDRAWALS Participants, upon termination of employment for reasons other than retirement, death or disability, shall receive all vested amounts in their account balances in all investment funds in the form of a lump sum payment, in quarterly installments for not less than five (5) years, or an annuity contract. Provided the vested amount for distribution is in excess of $5,000, such participants must elect to receive a distribution of benefit prior to the first anniversary of their severance date or at age 65.

      DEATH, DISABILITY OR RETIREMENT

      If participants' terminations of employment are due to death, disability or retirement, all vested amounts credited to their accounts are payable in one lump sum to them or their designated beneficiary.

      LOANS TO PARTICIPANTS

      Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, subtracting participants' highest outstanding loan balances over the previous twelve months. Only one outstanding loan is allowed at any given time, and no more than one loan will be approved for any participant in any twelve month period. There are two types of loans available: a regular loan, with a repayment period from one year up to five years; and a primary residence loan, with a repayment period from one year up to 15 years. Loans are collateralized by the balance in the participant's account and bear interest at 0.5% above the prime rate determined each October 1, or the first business day thereafter. The amounts borrowed are transferred from the investment funds to the participant loan fund on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds.

      PLAN TERMINATION

      Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA. In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested. Unless the Company's Board of Directors (the "Board") deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Board.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan have been prepared on the accrual basis of accounting.

      NET APPRECIATION (DEPRECIATION)
      The Plan presents in the "Statement of Changes in Net Assets Available for Benefits" the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses recognized from the disposition of investments and the unrealized appreciation (depreciation) on those investments.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

      PLAN EXPENSES

      Expenses of the Plan consist of fees charged by the Trustee, loan administrative charges and miscellaneous administrative costs. Loan charges are paid by the participant. All other administrative expenses incurred by the Plan are paid by the Company.

      FEDERAL INCOME TAXES

      The Internal Revenue Service issued its latest determination letter on December 5, 1994, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code ("IRC") and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. An application for a new determination letter was filed with the Internal Revenue Service in February 2002. Although the Company is awaiting a response, the Plan administrator believes that the Plan and its underlying trust will continue to qualify under the applicable provisions of the IRC.

      CONCENTRATIONS OF CREDIT RISK

      The Plan's investments are self-directed by the participants in a Trust managed by the Trustee with the exception of the Cambrex Stock Fund, which is both participant and non-participant directed. As of December 31, 2001 and 2000, respectively, Plan investments are allocated as follows:

                                                     2001     2000
      Cambrex Stock Fund                              42%       44%
      Founders Growth Fund                             3         4
      Fidelity Magellan Fund                          14        14
      Fidelity Investment Grade Bond                   3         1
      Fidelity Growth & Income Portfolio              17        17
      Fidelity Asset Manager                           6         7
      Fidelity Retirement Government Money Market
      Portfolio                                        9         7
      Spartan US Equity Index                          5         5
      Fidelity Short - Intermediate Government
      Portfolio                                        1         1
                                                     ---       ---
                                                     100%      100%
                                                     ===       ===


      As of December 31, 2001, the concentration in the Cambrex Stock Fund was $39.1 million or 42% of the Plan. A significant portion ($8.0 million or 20%) of the Plan's assets were invested at the direction of the Plan participants in the Cambrex Stock Fund. The balance of the fund ($31.1 million or 80%) is attributable to employer matching contributions made solely in the form of Cambrex common stock. This fund bears the risk associated with a single stock investment.

      Funds offered within the Plan are diversified, allowing employees to self-direct participation in a broad range of funds being offered. Employer matching contributions are made directly into the Cambrex Stock Fund and cannot be transferred by participants until reaching age 55, as provided under Plan provisions.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.    INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

      The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

                                            2001           2000
      Cambrex Stock Fund *             $31,046,759    $34,035,932
      Cambrex Stock Fund                 8,112,284     11,584,557
      Fidelity Magellan Fund            13,407,158     15,067,483
      Fidelity Growth & Income
      Portfolio                         15,328,851     17,190,213
      Fidelity Asset Manager             5,826,336      6,667,432
      Fidelity Retirement Government
      Money Market Portfolio             8,164,815      7,186,146
      Spartan US Equity Index            4,773,962      5,446,770

      * Non-participant directed

      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $7,448,309 as follows:

      Cambrex Stock Fund                $1,367,792
      Mutual Funds                       6,080,517
                                        ----------

           Total                        $7,448,309
                                        ==========

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

      Calculations of the portion of the total funds to be allocated to the Plan have been made by the Trustee. The assets held by each fund are described in the prospectus of the fund which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks and government securities. The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price of the day. Securities traded on the over-the-counter market are valued at the last reported bid price. Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Each fund has an investment manager who exercises discretionary authority concerning investment vehicles within the fund.

      The net investment gain includes interest and dividend income, net gains or losses realized upon disposition of investments at fair value, and net unrealized appreciation or depreciation of investments. Investment income and gains and losses have been allocated daily by the Trustee in proportion to the market values of the respective plans, adjusted for contributions and distributions.

4.    RELATED PARTY TRANSACTIONS

      The Cambrex Stock Fund invests primarily in Cambrex Corporation common stock and maintains approximately 3-4% of its assets in cash and temporary liquid investments. Employee contributions and the employer match are used to buy units in the fund. Shares of Cambrex Corporation common stock purchased by the Trustee on the open market or in stock issued by Cambrex at the average of the high & low trading price on the day of contribution. All other transactions of Cambrex Corporation common shares were traded on the New York Stock Exchange ("NYSE"). Employee contributions, dividends, and appreciation thereon can be transferred out of the Cambrex Stock Fund or transferred to another investment fund without restriction. The transfer of the employer contributions out of the Cambrex Stock Fund is restricted to participants age 55 and over. These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations. Each participant can exercise voting rights attributable to the shares allocated to their account. The Cambrex Corporation common shares are currently traded on the NYSE.

5.    SUBSEQUENT EVENTS

      Effective January 1, 2002, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, including increasing the limitations on amounts that may be contributed or allocated to a participant's account in any year to the lesser of $40,000 or 100% of a participant's compensation.

      Further, effective August 1, 2002, the Plan was amended to remove the $5,000 Cambrex Stock Fund limitation on direct participant trading with Fidelity, thereby allowing certain participants to trade directly regardless of the amount. In addition, the following two new funds will be added to the Plan: Strong Advisor Small Cap Value Fund and Fidelity Worldwide Fund.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

      Effective January 1, 2003, the employee contribution percentage maximum was increased from 15% to 50%.

      For more information regarding all amendments enacted in 2002, see amendments to the Plan document.

CAMBREX CORPORATION SAVINGS PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
----------------------------------------------------------------------------

                                 DESCRIPTION OF
IDENTITY OF ISSUER           ASSETS/INVESTMENTS  UNITS     COST    CURRENT VALUE
Cambrex Stock Fund             Common Stock      441,105           $39,159,043
Founders Growth Fund            Mutual Fund      274,363             2,889,040
Fidelity Magellan Fund          Mutual Fund      128,643            13,407,158
Fidelity Investment Grade
    Bond                        Mutual Fund      326,056             2,393,249
Fidelity Growth & Income
    Portfolio                   Mutual Fund      410,082            15,328,851
Fidelity Asset Manager          Mutual Fund      375,893             5,826,336
Fidelity Retirement
    Government Money Market
    Portfolio                   Mutual Fund    8,164,815             8,164,815
Spartan US Equity Index         Mutual Fund      117,470             4,773,962
Fidelity Short -
    Intermediate
    Government Portfolio        Mutual Fund      112,172             1,060,029
Participant Loans (rates
    ranging from 6.5% to
    10.5%)                   Loans Receivable                        1,270,020
                                                                   -----------
                                                                   $94,272,503
                                                                   ===========

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Cambrex Corporation Savings Plan



Date     June 28, 2002              /s/ Salvatore J. Guccione
                                    -----------------------------------
                                    Salvatore J. Guccione
                                    Sr. Vice President and
                                    Chief Financial Officer
                                    (On behalf of the Registrant and
                                    as the Registrant's Principal
                                    Financial Officer)